UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number 001-38079

UROGEN PHARMA LTD.

(Translation of registrant’s name into English)

9 Ha’Ta’asiya Street

Ra’anana 4365007, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

From September 13, 2018 to September 14, 2018, Ron Bentsur, UroGen Pharma Ltd.’s Chief Executive Officer, purchased 4,430 ordinary shares, par value NIS 0.01 per share, of the company in open market transactions at an average price of $45.06 per share.

On September 17, 2018, Peter Pfreundschuh, UroGen Pharma Ltd.’s Chief Financial Officer, purchased 1,000 ordinary shares, par value NIS 0.01 per share, of the company in open market transactions at an average price of $45.73 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UROGEN PHARMA LTD.

September 18, 2018	By:	/s/Ron Bentsur
Ron Bentsur
Chief Executive Officer